UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Destintion Preservation LLC

Legal status of issuer

> ***Form***
> Limited Liability Company

> ***Jurisdiction of Incorporation/Organization***
> Ohio

> ***Date of organization***
> February 15, 2024

Physical address of issuer
276 Burns Dr. N, Westerville, OH 43082

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$38,293.00	$0.00
Cash & Cash Equivalents	$7,523.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$27,242.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$-24,075.00	$0.00


May 5, 2025

FORM C-AR

Destintion Preservation LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Destintion Preservation LLC, a Ohio Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.destinationpreservationtv.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 5, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Destintion Preservation LLC (the "Company") is a Ohio Limited Liability Company, formed on February 15, 2024.

The Company is located at 276 Burns Dr. N, Westerville, OH 43082.

The Company's website is https://www.destinationpreservationtv.com .

The information available on or through our website is not a part of this Form C-AR.

The Business

Destination Preservation LLC is a production company established to produce a new television docu-seriesbased on Food Preservation and Food Security. The company is a full service video, film and musiccompany producing and distributing products for the entertainment industries.

RISK FACTORS

Risks Related to the Company's Business and Industry

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approvedby any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and ExchangeCommission has not made an independent determination that these securities are exempt from registration.

Material factors that make an investment in Destination Preservation LLC speculative or risky:

1. Audience Demand: The risk here lies in the fact that food preservation and food security, while important and increasingly popular topics, may still cater to a relatively niche audience. The seriesmight struggle to attract a broad, mainstream viewership, as these subjects may not have widespreadappeal across all demographics. The interest level in such specialized content could be limited,particularly if the target audience does not feel a strong connection to or need for information on thesetopics. This could result in lower than expected viewership ratings, making it difficult to justify theinvestment in production and potentially impacting advertising revenue and sponsorships. To mitigate this risk, the series could consider incorporating broader lifestyle and sustainability themes, makingcthe content more accessible and appealing to a wider audience.

2. Trends and Preferences: Viewer preferences in the entertainment industry are notoriously fickle, and what is popular today may not be tomorrow. While there is currently a surge in interest around topicslike food preservation and food security, this interest could diminish as new trends emerge. If the showcannot adapt to these changing preferences, it may lose its relevance and fail to maintain viewerengagement over time. This could lead to a decline in viewership and affect long-term sustainability.To address this, the production company needs to remain agile, continuously monitoring market trendsand audience feedback to adapt the content accordingly. Introducing new, related themes or expanding the show's scope to include other aspects of sustainable living might help in maintaining its appeal.

3. Production Costs: High production quality is essential for attracting and retaining viewers, but it alsoccomes with significant expenses. Costs for professional equipment, travel to various locations acrossthe country, hiring talented crew members, and post-production editing can quickly add up.Unanticipated expenses, such as equipment malfunctions, travel delays, or the need for additionalshooting days, can further inflate the budget. Budget overruns are a common risk in the productionindustry and can strain financial resources, potentially leading to cutbacks in other critical areas orcompromising the overall quality of the series. Effective budget management, contingency planning,and securing additional funding sources can help mitigate these risks.

4. Revenue Streams: The financial viability of the series depends heavily on its ability to generate revenue through advertising, sponsorships, and distribution deals. These revenue streams can behighly volatile and influenced by various external factors. For instance, economic downturns can leadto reduced advertising budgets, impacting the amount of revenue the show can attract. Similarly,sponsorships may be harder to secure if businesses are cutting back on marketing expenses. Thisreliance on uncertain revenue streams makes financial planning challenging and can affect overallprofitability. Diversifying income sources, such as exploring merchandise sales, offering premium content, or hosting related events, can provide a more stable financial foundation.

5. Distribution Deals: Securing favorable distribution deals is crucial for the series' success, as it determines how widely and through what channels the content will be available to viewers.Negotiating terms with networks or streaming platforms can be complex and competitive. If the seriesfails to secure broad distribution, it may not reach a wide enough audience to generate the necessaryrevenue to cover production costs. This can limit the show's exposure and potential for success. The company needs to have a robust distribution strategy, including building relationships with multiple platforms, exploring both traditional and digital

channels, and possibly retaining some distribution rights to maximize flexibility and revenue potential.

6. Logistics and Scheduling: Managing the logistics for a production involves coordinating travel accommodation, and filming schedules across various locations, including rural farms, suburban gardens, and city streets. This can be highly complex, especially when dealing with diverse settings and participants such as homesteaders, farmers, activists, and scholars. Each location presents uniquechallenges, from securing filming permits to adapting to different weather conditions. Delays in anypart of the process can cascade, causing significant disruptions and increasing costs. For example, adelayed flight or an unexpected weather event could necessitate rescheduling shoots, incurringadditional expenses for the crew and equipment. Meticulous planning, flexible scheduling, and having contingency plans in place are essential to mitigate these risks.

7. Talent Availability/ Key Person Risk: The availability of the host, who is a key figure known for their expertise in canning and food preservation, is critical to the success of the series. Any unforeseenissues such as personal commitments, health problems, or conflicting schedules can significantlydisrupt the production timeline. Since the host plays a central role in engaging with interviewees andaudiences, their absence can halt filming and lead to delays. This risk extends to other key talent,including crew members and special guests, whose availability is crucial for maintaining the plannedproduction schedule. To manage this risk, the production team should ensure clear communication ,flexible scheduling, and possibly have backup plans or additional hosts to cover unexpected absences.

8. The Company has the right to extend the Offering deadline.: The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to beheld in escrow while the Company attempts to raise the maximum offering amount even after theOffering deadline stated herein is reached. Your investment will not be accruing interest during thistime and will simply be held until such time that Offering is closed, at which time it will be released tothe Company to be used as set forth herein. Upon or shortly after release of such funds to theCompany, the Securities will be issued and distributed to you.

9. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C, and if applicable Form D is accessible through theU.S. Securities and Exchange

Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

10. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "SecuritiesAct"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed onapparently available exemptions from securities registration or qualification requirements underapplicable state securities laws. No assurance can be given that any offering currently qualifies or willcontinue to qualify under one or more of such exemptive provisions due to, among other things, theadequacy of disclosure and the manner of distribution, the existence of similar offerings in the past orin the future, or a change of any securities law or regulation that has retroactive effect. If, and to theextent that, claims or suits for rescission are brought and successfully concluded for failure to registerany offering or other offerings or for acts or omissions constituting offenses under the Securities Act,the Securities Exchange Act of 1934, or applicable state securities laws, the Company could bematerially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

11. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This meansthat your investment may continue to be held in escrow while the Company attempts to raise theMinimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issuedand distributed to you. If the Company reaches the target offering amount prior to the OfferingDeadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offeringreaches its target offering amount after 21-calendar days but before the deadline, the Company can endthe Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

12. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

13. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will notbe a public market for the Securities. Because the Securities offered in this Offering have not beenregistered under the Securities Act or under the securities laws of any state or non-United Statesjurisdiction, the Securities have transfer restrictions and cannot be resold in the United States exceptpursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under theSecurities Act or other securities laws will be affected. Limitations on the transfer of the shares ofSecurities may also adversely affect the price that you might be able to obtain for the shares ofSecurities in a private sale. Investors should be aware of the long-term nature of their investment in theCompany. Investors in this Offering will be required to represent that they are purchasing theSecurities for their own account, for investment purposes and not with a view to resale or distribution thereof.

14. Investors will not be entitled to any inspection or information rights other than those required byRegulation CF.

Investors will not have the right to inspect the books and records of the Company or to receivefinancial or other information from the Company, other than as required by Regulation CF. Othersecurity holders of the Company may have such rights. Regulation CF requires only the provision ofan annual report on Form C and no additional information – there are numerous methods by which theCompany can terminate annual report obligations, resulting in no information rights, contractual,statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

15. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

16. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company orother investors) is typically intended to provide the Company with enough capital to reach the nextmajor corporate milestone. If the funds are not sufficient, Company may have to raise additionalcapital at a price unfavorable to the existing investors. The availability of capital is at least partially afunction of capital market conditions that are beyond the control of the Company. There can be noassurance that the Company will be able to predict accurately the future capital requirements necessaryfor success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

17. There is no present public market for these Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of theSecurities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of theSecurities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fullyappreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's currentbusiness plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT INTHE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES.THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TOLOSE ALL OF THEIR INVESTMENT

As the holder of a majority of the voting rights in the Company, our members may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors,and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional member units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

The issuance of additional shares of our membership interest units will dilute your ownership. As a result,if we achieve profitable operations in the future, our net income per share will be reduced because ofdilution, and the market price of our membership interest units, if there is a market price, could decline as aresult of the additional issuances of securities.

If we repurchase securities, so that the above risk ismitigated, and there are fewer shares of membership interest units outstanding, we may not have enoughcash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership interest units would decline.

A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities.

In addition to thepayment of wages and expense reimbursements, we may need to engage in transactions with officers,directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledgedthe existence of any such actual or potential related party transactions and waived any claim with respect toany liability arising from a perceived or actual conflict of interest. In some instances, we may deem itnecessary to seek a loan from related parties. Such financing may not be available when needed. Even ifsuch financing is available, it may be on terms that are materially averse to your interests with respect todilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can begiven that such funds will be available or, if available, will be on commercially reasonable termssatisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced todiscontinue our operations. We anticipate that any transactions with related parties will be vetted andapproved by executives(s) unaffiliated with the related parties.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Destination Preservation LLC is a production company established to produce a new television docu-seriesbased on Food Preservation and Food Security. The company is a full service video, film and musiccompany producing and distributing products for the entertainment industries.

Business Plan

With stunning visuals,compelling storytelling, unique personalities and original music, Destination Preservation will delve intopractices influenced by culture, religion and regional identity. Hosted by Sarah Thrush, known through out the United States as a canning and food preservation expert, author, homesteading educator and social media influencer, Sarah will travel throughout the country to interview homesteaders, farmers, activists and scholars... in locations such as rural farms, suburban gardens and city streets.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kenneth McCaw

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/15/2024- Present Destination Preservation Producer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

12/16/2016- Present Elastance Imaging LLC VP/CTO 01/13/1990- 07/15/2022 Guitammer Company Inc Founder/Director 12/10/2021- Present Humble Hero Films Owner 01/15/1989- Present Self employed Studio and Stage Producer

Education

Three years at Ohio State University, two years at Emporia College and two years at UCLA. Two associate degrees and professional designation in film scoring.

Name

Sarah Thrush

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/15/2024- Present Destination Preservation LLC Host/Writer/Social Media Manager

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/10/2021- Present Social Media Influencer Host

Education

Name

John Miller

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/15/2024- Present Destination Preservation LLC Manager

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

06/15/1986- Present Superb Industries Founder/President

Education

Masters University of Phoenix Organizational Management

Name

Timothy Courlas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/15/2024- Present Destination Preservation LLC Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/01/2014- Present Tim Courlas Video & Photography Owner

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kenneth McCaw

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/15/2024- Present Destination Preservation Producer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

12/16/2016- Present Elastance Imaging LLC VP/CTO 01/13/1990- 07/15/2022 Guitammer Company Inc Founder/Director 12/10/2021- Present Humble Hero Films Owner 01/15/1989- Present Self employed Studio and Stage Producer

Education

Three years at Ohio State University, two years at Emporia College and two years at UCLA. Two associate degrees and professional designation in film scoring.

Name

Sarah Thrush

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/15/2024- Present Destination Preservation LLC Host/Writer/Social Media Manager

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/10/2021- Present Social Media Influencer Host

Education

Name

John Miller

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/15/2024- Present Destination Preservation LLC Manager

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

06/15/1986- Present Superb Industries Founder/President

Education

Masters University of Phoenix Organizational Management

Name

Timothy Courlas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/15/2024- Present Destination Preservation LLC Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/01/2014- Present Tim Courlas Video & Photography Owner

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Ohio law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership interest units
Amount outstanding	1,026,000
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Shareholder Loan
Name of creditor	
Amount outstanding	$27,242.00
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Payable on Demand

The total amount of outstanding debt of the company is $27,242.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests		$36,000.00	Production costs and operating expenses	June 30, 2024	Section 4(a)(2)
LLC/Membership Interests				August 9, 2024	Regulation CF

Ownership

The five managers of the owner the majority of the company. Investors in the startup equity crowdfund own a small percentage.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
John Miller	20.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Destination Preservation LLC (the "Company") is a limited liability company organized on February 15,2024 under the laws of the state of Ohio. The Company plans to produce a documentary style televisionseries based on nutritional food preservation and security. The Company had no revenue during the period from its inception on February 15, 2024 to June 30, 2024. Related parties paid for a total of $42,242 of costs incurred by the Company during the period February 15, 2024 (inception) to December 31, 2024.$19,654 was spent on operating expenses and $27,242 was capitalized as production costs as of June 30,2024. The total related party expenditures of $42,242 was recorded as a non-interest bearing related partyloan of $27,242 and contributed capital of $15,000. A total of $30,770 was capitalized as production costs as of June 30, 2024, and members' cash contributions amounted to $11,000 for the period from its inception on February 15, 2024 to June 30, 2024 Liquidity and Capital resources: As of June 30, 2024, the Company had cash in bank of $2,818. The members continue to be a possible source of capital. However, the Company is seeking up to $250,000 to fund one or two episodes.

The initial equity crowd fund failed to achieve expected support. The company is currently on hold until further development, which will most likely involve funding from corporate sponsorship and not from further equity crowdfunding.

Liquidity and Capital Resources

On June 30, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $36,000.00.

On August 9, 2024 the Company conducted an offering pursuant to Regulation CF and raised .

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Ken McCaw, Tim Courlas and Sarah Thrush. Debt is from unpaid salaries and other expenses related to initial promo video production.
Relationship to the Company	All managers
Total amount of money involved	$42,242.00
Benefits or compensation received by related person	none
Benefits or compensation received by Company	none
Description of the transaction	Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

	/s/Kenneth McCaw
	(Signature)
Kenneth McCaw	(Name)
(Title)	Principal Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Destination Preservation LLC
An Ohio Limited Liability Company

Financial Statements (Unaudited)

As of December 31, 2024 and for the period from February 15, 2024
(inception) to December 31, 2024

DESTINATION PRESERVATION LLC
TABLE OF CONTENTS

**Page**

Financial Statements (unaudited) as of December 31, 2024 and for the period from February 15, 2024 (inception) to December 31, 2024:

Destination Preservation LLC
BALANCE SHEET (UNAUDITED)
As of December 31, 2024

ASSETS

Current assets:

Cash in bank	$	7,523
Total current assets		7,523
Investments in productions, net		30,770
Total assets	$	38,293

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:

Accounts payable	$	-
Related party payables		27,242
Total current liabilites		27,242
Total liabilities		27,242

Members' equity:

Membership Units, 1,036,648 units issued and outstanding as of December 31, 2024		35,126
Accumulated deficit		(24,075)
Total members' equity		11,051
Total liabilities and members' equity	$	38,293

Destination Preservation LLC
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from February 15, 2024 (inception) to December 31, 2024

Operating expenses:		
General and administrative expenses	$	24,075
Total operating expenses		24,075
Loss from operations		(24,075)
Net loss	$	(24,075)

Destination Preservation LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (UNAUDITED)
For the period from February 15, 2024 (inception) to December 31, 2024

	Membership Units	Amount	Accumulated Deficit	Total Members Equity
Balance at February 15, 2024 (inception)	-	$ -	$ -	$ -
Issuance of units for cash	421,648	21,648	-	21,648
Offering costs	-	(1,522)	-	(1,522)
Issuance of units for expenses on behalf	615,000	15,000	-	15,000
Net loss	-	-	(24,075)	(24,075)
Balance at December 31, 2024	1,036,648	$ 35,126	$ (24,075)	$ 11,051

No assurance provided.
See accompanying notes, which are integral part of the financial statements.

Destination Preservation LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from February 15, 2024 (inception) to December 31, 2024

Cash flows from operating activities

Net loss	$	(24,075)
Adjustments to reconcile net loss to net cash used in operating activities:		
Capital contributions by expenses on the Company's behalf		15,000
Expenses accrued to related parties		27,242
Investments in productions		(30,770)
Net cash used in operating activities		(12,603)

Cash flows from financing activities

Proceeds from members' contributions		21,648
Offering cost		(1,522)
Net cash provided by financing activities		20,126

Net change in cash		7,523
Cash at beginning of the year		-
Cash at end of the year	$	7,523

Supplemental disclosure of cash flow information

Cash paid for interest	$	-
Cash paid for income tax	$	-

NOTE 1: NATURE OF OPERATIONS

Destination Preservation LLC (the "Company") is a limited liability company organized on February 15, 2024 under the laws of the state of Ohio. The Company plans to produce a documentary style television series based on nutritional food preservation and security.

As of December 31, 2024, the Company has not yet commenced planned principal operations nor generated revenues. The Company's activities since inception have consisted of general production costs and preparations to raise capital to complete film production of their intended series. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's planned operations or failing to operate the business profitably.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with producing a television series including, but not limited to, the need for additional funding to complete filming and post-production, dependence on key personnel, costs of services provided by third parties, and limited operating history.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash in bank balances did not exceed federally insured limits.

Property and Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Property and equipment are recorded at cost when purchased and are assessed for impairment at each financial statement reporting date.

Depreciation is recorded for property and equipment using straight-line method over management's estimate of each asset's useful life. As of December 31, 2024, the Company had not purchased any equipment that met their capitalization threshold.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $5,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

No revenue has been recognized as of the period ended December 31, 2024.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet generated revenue or profits. The Company sustained a net loss of $24,075 for the period ended December 31, 2024. As of December 31, 2024, the Company had an accumulated deficit of $24,075 and insufficient liquid assets of $7,523 to satisfy its $27,242 in liabilities as they come due, with a working capital deficit of $19,719. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: MEMBERS' EQUITY

The Company is governed by a board of managers consisting of the five founding members (the Board of Managers"). The Board of Managers may increase the number of authorized membership units at its discretion, and has wide powers for governance and decision making of the Company. Members who are not on the Board of Managers have limited voting rights, as defined in the Company's operating agreement. Distributable cash, as determined by the Board of Managers, shall be allocated in accordance with each member's percentage interest of the Company's membership interests after return of each members unreturned capital contributions.

As of December 31, 2024, the Company has 1,036,648 membership units issued and outstanding, consisting of 1,026,000 membership units issued to its five founding members in exchange for a total of $11,000 in cash contributions and $15,000 in expenses paid on the Company's behalf, and 10,648 membership units issued in exchange for cash proceeds raised through an offering conducted on Netcapital, a registered funding portal, under a Regulation Crowdfunding offering (the "Reg CF Offering"). Under the Reg CF offering the Company issued 10,648 shares at $1.00 per share for gross proceeds of $10,648. Offering costs of $1,522 were deducted from the offering proceeds.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

Due to Related Party

As of December 31, 2024, the Company had incurred total costs of $42,242 for legal expenses (included in operating expenses), other general and administrative expenses (included in operating expenses), and production costs (asset). $15,000 of such was treated as contributed capital and recorded to members' equity, while $27,242 of such remained due to related parties as of December 31, 2024. The due to related parties balance bears no interest and is considered payable on demand.

NOTE 6: RECENT ACCOUNTING PRONUONCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation

The Company has evaluated subsequent events through April 28, 2025, the date the financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure.